Exhibit 3.50
AMENDMENT TO THE ARTICLES OF INCORPORATION
OF NOVELIS DO BRASIL Ltda.
CNPJ/MF No. 60.561.800/0001–03
NIRE 35.214.430.234
By this private instrument,
NOVELIS INC., a company duly organized and existing pursuant to the laws of Canada, with domicile at 3800 Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, Canada, herein duly represented by its legal representative, Mr. ALEXANDRE MOREIRA MARTINS DE ALMEIDA, identified below; and
ALEXANDRE MOREIRA MARTINS DE ALMEIDA, Brazilian citizen, married, occupation engineer, domiciled in the City of São Paulo, State of São Paulo, where he has an office at Avenida das Nações Unidas No. 12.551, 15o Andar, Brooklin Novo, CEP 04578–000, holder of RG identification card no. M-1.516.659 (SSP-MG) and registered with CPF/MF [taxpayer identification] under no. 638.997.606-20
Members representing the entire capital stock of NOVELIS DO BRASIL LTDA., a limited company with corporate domicile in the Capital City of the State of São Paulo, at Avenida das Nações Unidas No. 12.551, 15o Andar, Torre Empresarial World Trade Center de São Paulo, Brooklin Novo, CEP 04578–000, registered with the National Registry of Legal Entities of the Ministry of the Treasury (CNPJ/MF) under No. 60.561.800/0001–03 and articles of incorporation filed with the Board of Trade of the State of São Paulo under NIRE 35.214.430.234 in a meeting held on May 13, 1997 and last corporate amendment registered with the same body under No. 372.830/09-2 in a meeting held on September 23, 2009, have jointly agreed and contracted to amend the Articles of Incorporation of the Company pursuant to the following terms and conditions:
1. Considering that all corporate Members are present to decide on the matters stated in this instrument, the Members agree to waive the holding of a meeting on the aforementioned decisions, under the terms of Art. 1072, § 3rd of the Civil Code.
2. Assignment of Capital and Withdrawal of Member

2.1 Taking into account the assignment of a unit of capital made by ALEXANDRE MOREIRA MARTINS DE ALMEIDA, identified above, to NOVELIS SOUTH AMERICA HOLDINGS LLC, a company duly organized and existing pursuant to the laws of the State of Delaware, United States of America, with domicile at 3399 Peachtree Road NE, Suite 1500, Atlanta, Georgia 30326, duly represented herein by his legal representative, ALEXANDRE MOREIRA MARTINS DE ALMEIDA, identified above, the member ALEXANDRE MOREIRA MARTINS DE ALMEIDA, withdraws from the Company and all Members resolve to amend Article 5th of the Company’s articles of incorporation, as follows:
“Article 5th – The capital stock of the Company is R$ 120,131,000.00 (one hundred and twenty million, one hundred and thirty-one thousand reais) divided into 120,131,000 (one hundred and twenty million one hundred and thirty-one thousand) equal units of capital, with a par value of R$ 1.00 (one real) each, fully subscribed to and paid in, in current national currency and assets, and distributed between the Members as follows:

Member	Units of Capital	Value (R$)
NOVELIS INC.	120,130,999	120,130,999.00
NOVELIS SOUTH AMERICA HOLDINGS LLC	1	1.00

Total	120,131,000	120,131,000.00
Paragraph First – The liability of each member is, pursuant to the law, restricted to the value of his units of capital, but all are jointly and severally liable for paying in the capital stock.
Paragraph Second – The 120,130,999 (one hundred and twenty million, one hundred and thirty thousand nine hundred and ninety-nine) units of capital, representing the capital stock of the Company owned by the member Novelis Inc., identified above, are pledged to Bank of America, N.A. and UBS AG Stamford Branch, under the terms of the following agreements: (i) “First Amendment to Credit Agreement and Agent’s Resignation and Appointment,” entered into on September 18, 2008, and “First Amendment to the Quota Pledge Agreement,” entered into on September 18, 2008; and (ii) “Quota Pledge Agreement,” entered into on July 6, 2007.
Paragraph Third – The 120,130,999 (one hundred and twenty million, one hundred and thirty thousand nine hundred and ninety-nine) units of capital shall remain pledged during the term of the agreements cited in items (i) and (ii) of Paragraph Second of this Clause.

Paragrrightaph Fourth – The units of capital pledged shall grant Novelis, Inc., identified above, sole and exclusively ownership of the right to vote and receive dividends on such units of capital.
Paragraph Fifth – The exercise of the right to vote by Novelis Inc., identified above, shall be independent of the consent of Bank of America, N.A., or of UBS AG Stamford Branch, identified above, in their capacities as secured creditors.”
3. Consolidation and Ratification of the Articles of Incorporation
     3.1 The Members decide to ratify all the other clauses of the Company’s articles of incorporation not changed by this instrument.
     3.2 In virtue of the changes decided above, the Members resolve to consolidate the Company’s articles of incorporation, which shall come to have the following new wording:
“ARTICLES OF INCORPORATION
Chapter I – Company Name, Domicile, Corporate Objective, and Duration
Article 1 – The limited company established under the business name Novelis do Brasil Ltda. is governed by the precepts of these articles and by the provisions stipulated in Articles 1052 to 1087 of Law 10.406, of January 10, 2002, and supplementarily by the provisions stipulated in Articles 997 to 1038 of the same Law 10.406, of January 10, 2002, and further by Law 6.404, of December 15, 1976, as subsequently amended, having been transformed into a limited company by dint of the Regular and Special Meetings held on April 24, 1997.
Article 2 – The Company has its domicile and forum in the Capital City of the State of São Paulo, at Avenida das Nações Unidas, 12.551, 15o Andar, Torre Empresarial World Trade Center de São Paulo, Brooklin Novo. These premises are registered with the CNPJ/MF under No. 60.561.800/0001-03 and they house both the Company’s administrative office and its management team. The Company can open affiliates, agencies, or representative offices in any location within the Country or abroad.
Sole Paragraph – Beyond its headquarters address described in the caput, the Company has on this date affiliates or establishments at the following addresses, with the following registration numbers with the CNPJ/MF: Rua Felipe Camarão, 414, Santo André – SP – CNPJ/MF No.

60.561.800/0002–94; Avenida Américo René Gianetti, s/n, Ouro Preto – MG – CNPJ/MF No. 60.561.800/0030–48; Fazenda Usina da Brecha, Guaraciaba – MG – CNPJ/MF No. 60.561.800/0032–00; Fazenda Usina do Salto, Ouro Preto – MG – CNPJ/MF No. 60.561.800/0033–90; Avenida Buriti, no 1.087, Pindamonhangaba – SP – CNPJ/MF No. 60.561.800/0041–09; Estrada do Brito, s/n, Ponte Nova – MG – CNPJ/MF No. 60.561.800/0051–72; Via das Torres, s/n, Candeias – BA – CNPJ/MF No. 60.561.800/0086–00; Jazida Monjolo, s/n, District of Padre Viegas, Mariana — MG – CNPJ/MF No. 60.561.800/0105–08; Jazida Fazenda do Lopes, s/n, Caeté – MG – CNPJ/MF No. 60.561.800/0106–80; Mina Serra do Maquiné, s/n, Caeté – MG – CNPJ/MF No. 60.561.800/0107–61; Fazenda Gandarela e Mato Grosso, s/n, District of Conceição do Rio Acima, Santa Bárbara – MG – CNPJ/MF No. 60.561.800/0108–42; Depósito de Bauxita Acuruí, s/n, Itabirito – MG — CNPJ/ MF No. 60.561.800/0109–23; Mina Galo, s/n, District of Cafarnaum, Faria Lemos – MG – CNPJ/MF No. 60.561.800/0110–67; Estrada de Miguel Rodrigues a Barroca, s/n, Cachoeira do Brumado, Municipality of Mariana – MG – CNPJ/MF no. 60.561.800/0005–37; Fazenda da Vargem, Municipality of Santa Bárbara – MG – CNPJ/MF No. 60.561.800/0006–18; Fazenda Usina de Furquim, Municipality of Mariana – MG – CNPJ/MF No. 60.561.800/0008–80; Via Matoin, s/n, Aratu, Municipality of Candeias – BA – CNPJ/MF No. 60.561.800/0088–64; Estrada de acesso à Serra de Antonio Pereira, Municipality of Ouro Preto – MG – CNPJ/MF No. 60.561.800/0010–02; Mina Lagoa Seca, Estrada de Acesso à Mina Lagoa Seca, s/n, District of Acuruí, Municipality of Itabirito – MG – CNPJ/MF 60.561.800/0012–66 and Avenida do Contorno, No. 8.000, Sala 802, Bairro Santo Agostinho, Belo Horizonte – MG.
Article 3 – The objective of the Company is: a) to produce, transform, purchase, sell, import, export, in its own behalf or in that of third parties, aluminum and any and all metals and materials, chemical, electrochemical, electrometallurgical or metallurgical products, as well as to engage in the industry and trade of such products, sub-products, and derivatives; b) to produce, fabricate, sell, import, export, in its own behalf or in that of third parties, packaging in general, of aluminum and other materials, associated or not, for any purposes; c) to fabricate, purchase, sell, import, and export materials, machines, equipment, tools, pieces and accessories, in its own behalf or that of third parties; d) to represent national or foreign companies; e) to participate in other companies as a member, shareholder, or unit holder, undertaking all the acts convenient for the protection and development of such participation; f) to generate and distribute electricity for its own consumption or sale, in whole or in part, by building and maintaining plants and the facilities thereof, through concession or authorization from the competent authorities; g) to promote and exploit, in its own behalf or that of third parties, the business and research activities and mining of any and all substances, as well as the transportation, processing, refining, transformation, and any other industrial process to exploit the product resulting from mining activities.

Article 4 – The term of duration of the Company is indeterminate, its activities having commenced on December 31, 1940.
Chapter II – Capital Stock and Units of Capital
Article 5 – The capital stock of the Company is R$ 120,131,000.00 (one hundred and twenty million, one hundred and thirty-one thousand reais) divided into 120,131,000 (one hundred and twenty million one hundred and thirty-one thousand) equal units of capital, with a par value of R$ 1.00 (one real) each, fully subscribed to and paid in, in current national currency and assets, and distributed between the Members as follows:

Member	Units of Capital	Value (R$)
NOVELIS INC.	120,130,999	120,130,999.00
NOVELIS SOUTH AMERICA HOLDINGS LLC	1	1.00

Total	120,131,000	120,131,000.00
Paragraph First – The liability of each member is, pursuant to the law, restricted to the value of his units of capital, but all are jointly and severally liable for paying in the capital stock.
Paragraph Second – The 120,130,999 (one hundred and twenty million, one hundred and thirty thousand nine hundred and ninety-nine) units of capital, representing the capital stock of the Company, owned by the member Novelis Inc., identified above, are pledged to Bank of America, N.A. and UBS AG Stamford Branch, under the terms of the following agreements: (i) “First Amendment to Credit Agreement and Agent’s Resignation and Appointment,” entered into on September 18, 2008, and “First Amendment to the Quota Pledge Agreement,” entered into on September 18, 2008; and (ii) “Quota Pledge Agreement,” entered into on July 6, 2007.
Paragraph Third – The 120,130,999 (one hundred and twenty million, one hundred and thirty thousand nine hundred and ninety-nine) units of capital shall remain pledged during the term of the agreements cited in items (i) and (ii) of Paragraph Second of this Clause.
Paragraph Fourth – The units of capital pledged shall grant Novelis, Inc., identified above, sole and exclusively ownership of the right to vote and receive dividends on such units of capital.
Paragraph Fifth – The exercise of the right to vote by Novelis Inc., identified above, shall be independent of the consent of Bank of America, N.A., or of UBS AG Stamford Branch, identified above, in their capacities as secured creditors.

Chapter III – Administration
Article 6 – The Company shall be administered and represented by at least one of the two Administrators, one of whom is the President and one a Finance Director, who shall be residents of the Country, unit holders or not, named by all of the Members, or even by one or more agents to be nominated for that purpose.
Paragraph First – The acts listed below shall be performed in the following order: (i) by the President or by the Finance Director, jointly or severally; and (ii) by the agent or agents nominated pursuant to the “caput,” and pursuant to the provisions of Article 9th.
a) acquisition, alienation, or encumbrance of any chattels or real properties, as well as rights related thereto;
b) nominating, hiring, contracting, suspension, and dismissal of employees and managers of the Company, with the power to assign titles, compensation, and other conditions under which their services shall be provided;
c) establishing the general and administrative expenses of the Company;
d) opening, transacting in, and closing current accounts at banks, regardless of the amount involved;
e) deciding on the use or investment of all the available funds owned by the Company;
f) taking out loans, granting any guaranties to creditors, real or personal, on the assets and rights of the Company;
g) issuing, signing, accepting, endorsing, and negotiating checks, bills of exchange, promissory notes, as well as other negotiable instruments of any nature;
h) obtaining, controlling, and disposing of raw materials and supplies of any nature, including signing agreements, statements, letters of intent, and any other document necessary to perform those transactions;
i) entering contracts of any nature for the sale of the products produced by the Company, including all measures necessary for sales in the domestic and foreign market, with the power to sign any statements, forms, and other documents required for those transactions;

j) entering contracts of any nature for the acquisition of any products, including all measures necessary for purchases in the domestic and foreign market, with the power to sign any statements, forms, and other documents required for those transactions;
l) granting powers of attorney to individuals to represent the Company judicially or extrajudicially, with powers to subrogate, settle, and make agreements;
m) granting powers of attorney in behalf of the Company to third parties with specific powers to perform the actions cited in this Paragraph, as well as in Paragraph Second of this Article.
n) contracting, altering, and canceling insurance that covers risks of any nature;
o) convening and presiding over General Meetings;
p) acquiring interests in the capital of other companies; and
q) other acts of administration, even if not expressly indicated above.
Paragraph Second – The President, or the Finance Director, or the agent or agents named pursuant to the “caput,” are responsible for representing the Company before any Federal, State, and Municipal public departments, Autarchies, Boards of Trade, Unions of Employees and Associations of Employers, consumer protection bodies, public service companies and any other bodies of the Direct and Indirect Public Administration.
Paragraph Third – The elected Administrators must declare, upon taking office and under the penalties of the law, that they have not been convicted of any crime whose penalty restricts the exercise of the administration of the Company, under the terms stipulated in Article 1.011, paragraph 1st of the Civil Code.
Paragraph Fourth – The powers of the Administrators shall be established by the owners of units of capital corresponding to at least 75% (seventy-five percent) of the capital stock.
Article 7 – The term of office of the Administrators shall be 1 (one) year, calculated from the date of the decision to nominate each and until the date of the next decision, with allowance for reelection.
Article 8 – With the exception of powers of attorney ad judicia, the powers of attorney cited in letter “m” of Article 6th shall have an effective term of up to 1 (one) year.

Sole Paragraph – The powers of attorney mentioned in letter “m” of Article 6th may not be subrogated, unless there is an express authorization in that regard.
Article 9 – In the event of vacancy, absence or impediment of the President, he shall be replaced by the Finance Director. In the event of vacancy, absence, or impediment of the Finance Director, he shall be replaced by the agent or agents cited in the “caput” of Article 6th until the vacancy is filled or the absence or impediment of any of the aforementioned cases.
Article 10 – Any act by any of the administrators, agents, or officials of the Company, which implies an obligation or liability alien to the corporate objective of the Company, is expressly prohibited, and shall be null and void with respect to it.
Chapter IV – Member Meetings
Article 11 – Regular Meetings shall be held annually, within the first four months following the end of the corporate fiscal year, for the purposes of deciding on the election of the administrators and receiving the reports of the administrators, as well as discussing the balance sheet and statement of profit and loss and other matters of interest to the Company.
Article 12 – Corporate decisions shall be made in a Meeting of all Members. The only documents valid for registration purposes and other legal effects will be the Minutes of Resolutions and Instruments Amending the Articles of Incorporation signed by the Members participating in the Meeting in a number sufficient for the validity of the decisions, but without detriment to any Member willing to sign them, in the presence of two witnesses, with the first copy recorded with the Registro Público de Empresas Mercantis [Public Registry of Business Companies] and the second copy filed at the domicile of the Company, together with the registration entry, with express waiver of the following: (i) filing with the Commercial Registry of Minutes of Meetings not designed to produce effects before third parties; and (ii) the opening of a Book of Minutes.
Paragraph First – The designation of administrators who are not Members when the capital stock is not fully paid in will be contingent on an unanimous decision by the Members.
Paragraph Second – The following will be contingent on decisions by Members holding units of capital corresponding to at least 75% (seventy-five percent) of the capital stock: (i) amendments to the articles of incorporation; (ii) transformation, incorporation, merger, dissolution, liquidation, or cessation of the state of liquidation of the Company; (iii) dismissal of administrators; (iv) decisions on the compensation of the administrators; (v) filing for bankruptcy or insolvency of the Company; (vi) the assignment of units of capital to third parties; (vii) approval of Management’s reports; (viii) nomination and dismissal of liquidators and the judgment of their reports; and (ix) the nomination of nonmember administrator when the capital stock is fully paid in, or the referral of member administrators.
Paragraph Third – All the votes in corporate decisions shall be counted in accordance with the number of the units held by each member.
Article 13 – Meetings of Members shall be convened by the administrators, or by Members when the administrators delay in convening for more than 60 (sixty) days.
Paragraph First – The notice for the Meeting shall be sent by internal correspondence, email, or fax, and will include the location, date and time of the Meeting, as well as the matters to be discussed, with express waiver of notice published in a newspaper.
Paragraph Second – The appearance of all Members, or their statement that they are aware of the location, date, time, and order of the day, shall obviate prior notice.
Paragraph Third – A Meeting of Members becomes dispensable when all the Members decide, in writing, on the matter that will be the subject of the Meeting.
Chapter V – Corporate Fiscal Year, Financial Statements, and Dividends
Article 14 – The corporate fiscal year commences on January 1 and ends on December 31 of the same year.
Article 15 – At the end of each fiscal year the balance sheet and the accumulated statement of profit and loss, statement of results for the fiscal year and statement of the origins and applications of funds shall be drafted based on the Company’s corporate books and current law, and submitted thereafter for approval by the Members.
Paragraph First – The net profit assessed for each fiscal year shall have the application determined for it by the Members. The distribution shall always be in proportion to the units held.

Paragraph Second – At the end of each 6-month period the semiannual balance sheet shall be issued, and the Members may decide on an interim dividend against the profit calculated on that balance sheet.
Paragraph Third – The Members may also declare intermediary dividends against the accumulated profit or retained earnings on the last annual or semiannual balance sheet.
Paragraph Fourth – The Company may also issue a balance sheet at shorter periods of time and it will be incumbent upon the Members to decide on the distribution of the profits obtained on those balance sheets or incorporate them into the capital, pursuant to the percepts of Paragraph First of Article 204 of Law No. 6,404, of December 15, 1976.
Chapter VI – General Provisions
Article 16 – The Company shall enter liquidation in the pertinent legal cases and the method of liquidation and the liquidator shall be established unanimously by the Members at a Meeting of Members.
Article 17 – Under the terms stipulated in Art. 1.085 of Law 10.406 of January 10, 2002, a member may be removed from the Company with Just Cause by way of a decision by Members holding units of capital representing the majority of the capital stock, at a Meeting of Members especially convened to that end, with the obligation to notify the member to be excluded within a period of 15 (fifteen) days before the date of the Meeting.
Paragraph First – For the effects of the stipulations of this Article, Just Cause shall be construed as: (i) performing acts of undeniable gravity; (ii) jeopardizing the existence or continuity of the Company; (iii) performing a business activity that competes with the Company; (iv) associating with or establishing a company which is in the same line of business as the Company but is not part of the same commercial group; (v) being dismissed for just cause by the Company, in the case of an employee thereof; (vi) being convicted of a bankruptcy crime, prevarication, bribery or extortion, graft, embezzlement; or against the popular economy, against the national financial system, against antitrust rules, against consumer relations, the public authority, or property.
Article 18 – The death of any of the Members shall not dissolve the Company, but rather the units of capital appertaining to him shall return to the capital of the majority shareholder which, based on the last balance sheet of the Company, shall pay the estate. Third-party shareholders may be admitted at the discretion of the remaining Members.
Article 19 – The Members resolve hereby that, under the terms of Article 1053, Paragraph, of Law No. 10.406/02, the Company shall be governed, supplementarily, by the rules for joint-stock companies contained in Law No. 6.404/76, as subsequently amended.
Article 20 – For all matters derived from this agreement, the venue of the State Capital City of São Paulo is hereafter elected, to the exclusion of all others.”
The parties sign this instrument in 5 (five) identical copies, in the presence of 2 (two) witnesses.
Sao Paulo, October 15, 2009.

/s/ Alexandre Moreira Martins de Almeida	/s/ Alexandre Moreira Martins de Almeida
NOVELIS INC.	Alexandre Moreira Martins de Almeida
by: Alexandre Moreira Martins de Almeida
/s/ Alexandre Moreira Martins de Almeida
NOVELIS SOUTH AMERICA HOLDINGS LLC
by: Alexandre Moreira Martins de Almeida
Witnesses:

1. /s/ Carina Cunto Ruiz	2. /s/ Lazara Damaris Baltazar Carvalho
Name: Carina Cunto Ruiz	Name: Lazara Damaris Baltazar Carvalho
RG: 29.144.663-2 SSP/SP	RG: 17.539.112-9 SSP/SP